  EXHIBIT 6.6

2700 YGNACIO PARTNERS, LLC

PROMISSORY NOTE

$855,000.00	Chicago, Illinois
December 22, 2015

FOR VALUE RECEIVED, and subject to the terms and conditions set forth in this Note (“Note”), 2700 YGNACIO PARTNERS, LLC, a Delaware limited liability company (the “Payor”), hereby unconditionally promises to pay on demand (the date of such demand being referred to herein as the “Maturity Date”) to the order of GK DEVELOPMENT, INC., an Illinois corporation or its assigns (the “Payee”), in lawful money of the United States of America, at such location as the Payee shall designate Eight Hundred and Fifty Five Thousand and No/100 Dollars ($855,000.00) and to pay interest on the unpaid principal amount hereof at the rates and on the dates specified below.

The Payor further agrees to pay interest to the Payee on the unpaid principal amount hereof from the date hereof at a rate per annum equal to seven percent (7.0%) until the Maturity Date, and thereafter, until payment in full of the principal amount hereof (whether before or after judgment) at a rate per annum equal to eight percent (8.0%). Interest shall be payable on the 15th day of each calendar month, commencing with January 15, 2017, on the Maturity Date, on the date of any prepayment and, after the Maturity Date, on demand.

The Payor may prepay the principal amount of this Note in whole or in part at any time or from time to time without premium or penalty; provided that each prepayment shall be accompanied by payment of accrued interest to the date of prepayment.

Upon the commencement by or against the Payor of any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar proceeding of any jurisdiction relating to the Payor or its debts, the unpaid principal amount hereof shall become immediately due and payable without presentment, demand, protest or notice of any kind in connection with this Note.

The Payee is hereby authorized to record all loans and advances made by it to the Payor (all of which shall be evidenced by this Note), and all repayments or prepayments thereof, in its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained therein.

The Payor hereby waives diligence, presentment, demand, protest or notice of any kind in connection with this Note. All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

This Note shall be binding upon the Payor and its successors and assigns, and the terms and provisions of this Note shall inure to the benefit of the Payee and its successors and assigns, including subsequent holders hereof. The Payor’s obligations under this Note may not be assigned without the prior written consent of the Payee.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Payor has caused this Note to be executed by its duly authorized manager to take effect as of the date first hereinabove written.

2700 YGNACIO PARTNERS, LLC

By: GK Development, Inc., its Manager

By:	/s/ Garo Kholamian
Garo Kholamian, President

Acknowledged and Agreed:

GK DEVELOPMENT, INC.

By:	/s/ Garo Kholamian
Garo Kholamian, President

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